EXHIBIT 99.1

Lenovo Joins Complexity Gaming as Lead Sponsor and HQ Naming Rights in Multi-Year Agreement

March 28, 2022, Toronto, Ontario – Complexity Gaming (“Complexity”), a GameSquare Esports Inc. company (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“GameSquare”, or the “Company”), has entered a multi-year sponsorship agreement with Lenovo Group (“Lenovo”), a Fortune Global 500 company serving customers in 180 markets around the world. The agreement ushers in the next generation of esports excellence for Complexity as it welcomes a forward-thinking, global leader as its lead sponsor and unveils the Lenovo Legion Esports Center. The sponsorship features Lenovo as the exclusive desktop and laptop PC supplier to Complexity to help power players and staff in our quest for competitive excellence in esports and in business. The partnership represents a meaningful increase in the value of naming rights for the Complexity headquarters located at the home of the Dallas Cowboys at The Star in Frisco. As highlighted in the Company’s recently published Letter to Shareholders, management intends to add new sponsors and brands across our group of businesses throughout 2022.

“We are pleased to join forces with Lenovo,” said Justin Kenna, CEO of GameSquare. “As the exclusive supplier of world-class desktop and laptop PCs, Lenovo is helping to fuel the future of competitive excellence and powering the business of esports. We are extremely proud to have Lenovo as a multi-year partner which illustrates the continued growth in commercial activity within gaming and esports. We look forward to ongoing announcements and initiatives with Lenovo as we continue to bridge the gap between brands and fans with the support of world-class companies as customers and as partners.”

“Gaming is a hundred-billion-dollar industry and a key focus for our business. Lenovo’s collaboration with Complexity was a natural decision as we seek to deepen our commitment to, and investment in, the esports and gaming communities,” said Gerald Youngblood, Chief Marketing Officer, Lenovo North America. “We are excited to equip Complexity’s state-of-the art facility with our leading-edge Legion gaming hardware and workstations to help their athletes elevate their game play and content creators produce compelling content reaching millions of fans across the globe.”

Complexity today released its new 2022/23 jersey that features Lenovo and has unveiled the new Lenovo Legion Esports Center. We welcome fans to visit our world-class facility for gaming and esports training online at www.complexity.gg or in person at The Star in Frisco, Texas.

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, Reciprocity Corp. (“Reciprocity”), which provides the Company access to Asia, Latin America and North America, NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and, most recently, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA. Reciprocity’s gaming and esports assets include: a CrossFire franchise in China that it owns with its partner LGD Gaming, a 40% interest in a League of Legends team that competes in Latin America, and its wholly owned subsidiary corporation, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA.

About Lenovo

Lenovo is a US$60 billion revenue Fortune Global 500 company serving customers in 180 markets around the world. Focused on a bold vision to deliver smarter technology for all, we are developing world-changing technologies that power (through devices and infrastructure) and empower (through solutions, services, and software) millions of customers every day and together create a more inclusive, trustworthy and sustainable digital society for everyone, everywhere. To find out more visit https://www.lenovo.com and read about the latest news via our StoryHub.

Lenovo Contact

David Hamilton

Email: dhamilton1@lenovo.com

Ph: +1 (864) 979-0024

Investor Relations

For further information, please contact Nikhil Thadani, Investor Relations for GameSquare Esports Inc.:

Kevin Wright, President and Chairman

Phone: (647) 670-2500

Nikhil Thadani

Email: IR@gamesquare.com

Phone: (647) 670-2500

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company’s future financial performance; the Company’s ability to integrate and monetize its core asset portfolio; the business and operations of the Company and its subsidiaries; and the Company’s ability to execute its business plan. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company’s most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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